Mail Stop 4561

May 15, 2008

Mr. Anupam Narayan
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

> **Re:** **Red Lion Hotels Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **File No. 1-13957**

Dear Mr. Narayan:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 2 – Summary of Significant Accounting Policies, page 56

1. In future filings, please disclose how you account for your guest loyalty program and for the administration of the program for the hotels you manage or franchise

or tell us why you believe this is not a significant accounting policy. Please provide us with an example of your disclosures that you will provide in future filings.

2. Please tell us how you evaluated the Central Program Fund under FIN 46(R) leading to your conclusion that the entity should not be consolidated by the company.

Note 4 – Real Estate Management Business, page 65

3. Please clarify to us what consideration you gave to accounting for the transfer of this business to an existing and former company executive in return for your common stock as a capital contribution rather than as a sale with gain recognition. Your response should address how the value of the business was objectively determined, the percentage ownership of the company and of RLHLP held by the current and former executive as well as other relevant factors.   In addition please reference the accounting literature you considered in reaching your conclusions.

Exhibits 31.1 and 31.2

4. Please amend your Form 10-K for the year ended December 31, 2007 and your Form 10-Q for the quarter ended March 31, 2008 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-X. Specifically, please exclude the title of the certifying individual from the opening sentence, refer to the correct Exchange Act rule references and include the language "and internal control over financial reporting" in the introductory language in paragraph 4, and include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In addition, please confirm for us that these changes will be incorporated into all future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

5. Please advise us how you identified your named executive officers. It appears that disclosure for an additional officer may be required. We refer you to Item 402(a)(3) of Regulation S-K and note that compensation is required for all individuals who served as your principal executive officer and principal financial officer during your last fiscal year, plus three additional individuals provided that their individual total compensation exceeded $100,000. We further note your inclusion of Messrs. Anthony F. Dombrowik and Jack G. Lucas on your management table on page 23 of your Form 10-K. Please advise us as to why compensation information for a third named executive officer who served neither as your principal executive officer or principal financial officer for 2007 was not

included or revise your disclosure to include this information.

6. You state on page 14 that you considered base salary levels at peer hospitality companies to establish your executive officers' 2007 base salaries. In future filings, please clarify the peer group in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K.

7. You state on page 15 that your company and individual performance goals are set for each executive officer to determine grants of cash awards and awards under the Variable Pay Plan. In future filings, please revise your disclosure to provide and quantify all the performance metrics, including the targets for earnings per share, EBITDA and FFO to prior year-end equity, as well as the individual performance objectives mentioned. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. In addition, please explain how you calculate EBITDA and FFO. We refer you to Instruction 5 to Item 402(b) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant